SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

                            Quaterly Information

                            Embratel Participações S.A.

                            June 30, 2006
                            with Report of Independent Auditors’ on Limited
                            Review of Quaterly Information

EMBRATEL PARTICIPAÇÕES S.A.

REPORT OF INDEPENDENT AUDITORS ON LIMITED REVIEW OF QUARTERLY
INFORMATION - ITR

June 30, 2006

Contents

A free translation from Portuguese into English of Report of Independent Auditors on Limited Review of Quarterly Information expressed in Brazilian currency in accordance with accounting practices adopted in Brazil

REPORT OF INDEPENDENT AUDITORS ON
LIMITED REVIEW OF QUARTERLY INFORMATION - ITR

To the Board of Directors and Shareholders
Embratel Participações S.A.

We have carried out a limited review of the Quarterly Information (ITR) of Embratel Participações S.A. for the quarter ended June 30, 2006, including the balance sheet, the statement of income, comments on the Company’s performance and other relevant information, parent company and consolidated, all prepared in accordance with accounting practices adopted in Brazil.

Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Board - CFC, and consisted, principally of: (a) making inquiries of, and discussions with, officials responsible for the accounting, financial and operating matters of the Company relating to the procedures adopted for preparing the Quarterly Information and (b) reviewing the relevant information and subsequent events which have, or may have, significant effects on the financial position and results of operations of the Company.

Based on our limited review, we are not aware of any material modification that should be made to the Quarterly Information referred to in paragraph 1 for it to be in accordance with accounting practices adopted in Brazil, applicable to the preparation of Quarterly Information, in accordance with specific regulations established by the Brazilian Securities Commission – CVM.

Rio de Janeiro, July 25, 2006

ERNST & YOUNG
Auditores Independentes S.S.
CRC - 2SP 015.199/O -6 - F - RJ

João Ricardo Pereira da Costa	Fernando Alberto S. de Magalhães
Accountant CRC - 1RJ 066.748/O-3	Accountant CRC - 1SP 133.169/O-0-S - RJ

A free translation from Portuguese into English of financial statements expressed in Brazilian currency prepared in accordance with accounting practices adopted in Brazil

EMBRATEL PARTICIPAÇÕES S.A.

BALANCE SHEETS
June 30 and March 31, 2006
(In thousands of reais)

		Unaudited

		Company		Consolidated

		June 30,	March 31,	June 30,	March 31,
	Notes	2006	2006	2006	2006

Assets
Current assets:		11,560	24,681	3,067,464	2,852,021

Cash and cash equivalents	11	4,028	1,441	596,205	570,735
Accounts receivable	12	-	-	1,759,498	1,640,193
Dividends		-	13,471	-	-
Deferred and recoverable taxes	13	7,514	9,580	470,896	431,558
Prepaid expenses		-	-	69,226	61,768
Others		18	189	171,639	147,767

Noncurrent assets:		27,588	26,928	1,294,845	1,287,130

Deferred and recoverable taxes	13	-	-	1,056,422	1,072,312
Deposits in court		27,588	26,928	187,434	162,534
Others		-	-	50,989	52,284

Permanent assets:		7,745,219	7,625,118	8,674,528	8,339,653

Investments	14	7,745,219	7,625,118	1,239,727	908,721
Property, plant and equipment	15	-	-	7,311,104	7,299,861
Deferred assets	16	-	-	123,697	131,071

Total assets		7,784,367	7,676,727	13,036,837	12,478,804

		Unaudited

		Company		Consolidated

		June 30,	March 31,	June 30,	March 31,
	Notes	2006	2006	2006	2006

Liabilities
Current liabilities:		158,551	182,471	3,109,403	2,777,014

Loans and financing	19	-	-	583,722	310,421
Accounts payable and accrued expenses	17	401	74	940,224	840,952
Taxes and contributions	18	39	2,367	576,130	524,275
Dividends		5,518	149,701	5,518	177,355
Personnel, charges and social benefits		-	-	84,669	66,856
Employees’ profit sharing		-	-	34,311	16,893
Provision for contingencies	21	2,255	2,255	657,436	647,277
Actuarial liability – Telos	22	-	-	43,835	44,167
Related parties	24	150,335	28,074	-	-
Others		3	-	183,558	148,818

Noncurrent liabilities:		915	915	1,874,560	1,802,007

Loans and financing	19	-	-	1,373,085	1,324,401
Actuarial liability – Telos	22	-	-	400,746	398,139
Taxes and contributions	18	-	-	70,160	43,255
Sundry credits and other liabilities		915	915	30,569	36,212

Deferred income		-	-	194,406	185,608

Minority interests		-	-	233,560	220,827

Shareholders’ equity and advances for future
capital increase		7,624,901	7,493,341	7,624,908	7,493,348

Shareholders’ equity	23	7,624,901	7,493,341	7,624,901	7,493,341

Capital stock paid-in		5,074,941	5,074,941	5,074,941	5,074,941
Revenue reserves		2,302,235	2,302,235	2,302,235	2,302,235
Treasury shares		(11,538)	(11,669)	(11,538)	(11,669)
Retained earnings		259,263	127,834	259,263	127,834

Advances for future capital increase		-	-	7	7

Total liabilities and shareholders’ equity		7,784,367	7,676,727	13,036,837	12,478,804

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME
For the six-month period ended June 30, 2006 and 2005
(In thousands of reais except for net income per thousand outstanding shares)

		Unaudited

		Company		Consolidated

		June 30,

	Notes	2006	2005	2006	2005

Gross operating revenues
Telecommunications services and equipment sales		-	-	5,543,584	4,962,626
Gross revenue deductions		-	-	(1,468,240)	(1,207,161)

Net operating revenues	5	-	-	4,075,344	3,755,465
Cost of services and goods sold	6	-	-	(2,645,953)	(2,485,682)

Gross profit		-	-	1,429,391	1,269,783

Operating income (expenses)		238,525	128,839	(962,733)	(938,668)

Selling expenses	7	-	-	(453,089)	(464,470)
General and administrative expenses	8	(3,694)	(2,090)	(483,871)	(442,616)
Other operating income (expenses), net		12,416	10	(3,920)	(31,582)
Equity pick-up and goodwill amortization		229,803	130,919	(21,853)	-

Operating income before financial income (expense)		238,525	128,839	466,658	331,115
Financial income (expense)	9	11,233	9,964	(57,246)	(49,331)

Operating income		249,758	138,803	409,412	281,784
Other non-operating income, net		13,345	-	11,721	11,382

Income before taxes and minority interests		263,103	138,803	421,133	293,166
Income tax and social contribution	10.1	(3,635)	(1,864)	(134,947)	(134,446)
Minority interests		-	-	(26,718)	(21,875)

Net income for the period		259,468	136,939	259,468	136,845

Quantity of outstanding shares (in thousands)		987,738,087	757,066,547

Net income per thousand outstanding shares in R$		0.26	0.18

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2006
(In thousands of reais, except when mentioned otherwise)

1. Background and Operations

Embratel Participações S.A. (“Embrapar” or “Company”) was incorporated in accordance with article 189 of Law No. 9,472/97 – General Telecommunications Law, based on Decree No. 2,546 of April 14, 1998. The Company resulted from the spin-off of Telecomunicações Brasileiras S.A. - Telebrás, as approved at the May 22, 1998 General Meeting of Shareholders. Since July 23, 2004 the Company is controlled by Teléfonos do México S.A de C.V. (Telmex), company established in accordance with Mexican Laws, through an indirect voting equity interest of 95.14% .

The Company through its subsidiaries renders transmission services of voice, text, data, images and other services domestically and internationally, as well as satellite services. These businesses are regulated by Agência Nacional de Telecomunicações (“Anatel”).

The terms of telecommunication services concession (domestic and international long distance), granted to the subsidiary Empresa Brasileira de Telecomunicações S.A. (“Embratel”) by Federal Government and renewed for a period of 20 years starting on January 1, 2006, are at cost to the Company. This cost relates to the bi-annual payment of 2% of revenues from switched fixed telephone service, net of taxes and social contributions, of the year predecessor to the payment. In the same way, the license for exploration of the Brazilian satellites service granted to the subsidiary Star One S.A. (“Star One”) was renewed on December 31, 2005 until December 31, 2020, at cost, and it can be renewed for more 15 years.

The Company announces to the public and to its shareholders in general that Telmex decided to submit to CMV on May 09, 2006, through its controlled company Telmex Solutions Telecomunicações Ltda, a request for registration of a tender offer for the purchase of all of the outstanding common and preferred shares of the Company, for the purpose of the canceling the registration of this Company as a public Company, pursuant to article 4, §4 of Law no. 6.404/76 and to CVM Instruction no. 361/02.

2. Presentation of the Financial Statements

The individual and consolidated financial statements are the responsibility of the Company’s Management and were prepared in accordance with the accounting practices adopted in Brazil, which includes the dispositions of the Corporation Law, regulations applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários) and pronouncements of the Brazilian Institute of Accountants (Instituto dos Auditores Independentes do Brasil – IBRACON).

Certain reclassifications were performed in the financial statements for the period ended June 30, 2005 to make them consistent with the presentation of the current period.

3. Principal Accounting Practices

The financial statements were prepared using accounting practices and principles consistent with those of the financial statements as of December 31, 2005, published on March 23, 2006.

4. Consolidation Procedures

In the consolidated financial statements, investments in subsidiaries have been eliminated against their respective shareholders’ equity, unrealized intercompany profits or losses, when applicable, equity earnings and provision for losses on subsidiaries’ investments, intercompany income and expenses, intercompany current and non-current assets and liabilities balances. The amount of shareholders’ minority interest in the results and shareholders’ equity of the subsidiaries has been separated in the financial statements.

The consolidated financial statements include the financial statements of the Company and its subsidiaries, according to direct and/or indirect participation in the share/voting capital, as shown below:

	%

	June 30, 2006	June 30, 2005

Embratel	99.0	99.0
Star One	80.0	80.0
BrasilCenter Comunicações Ltda. – “BrasilCenter”	100.0	100.0
Click 21 Comércio de Publicidade Ltda. – “Click 21”	100.0	100.0
Vésper S.A. – “VSA” (1)	100.0	100.0
Vésper São Paulo S.A. – “VSP” (1)	100.0	100.0
Telmex do Brasil Ltda. – “TdB” (2)	100.0	-
Primesys Soluções Empresariais S.A. – “PMS” (3)	100.0	-
CT Torres Ltda. – “CT Torres” (1)	-	100.0
Embratel Americas, Inc. (4)	100.0	100.0
Embratel Internacional S.A. (4)	100.0	100.0
Embratel Uruguay S.A. (4)	100.0	100.0
Palau Telecomunicações Ltda. (4)	100.0	100.0
Ponape Telecomunicações Ltda. “Ponape” (4)	100.0	100.0
Avantis Investments, Inc. (5)	-	100.0
Gollum Investments, Inc. (6)	-	100.0
Embratel Chile S.A. (7)	-	100.0
Vésper Holding S.A.(1)	-	100.0
Vésper Holding São Paulo S.A.(1)	-	100.0

(1)
On October 28, 2005, Vésper Holding São Paulo S.A. and Vésper Holding S.A. were merged by their subsidiaries, VSP and VSA. At this same date, the subsidiary CT Torres was spun off and its parts incorporated again into subsidiaries VSA and VSP.

(2)
On October 24, 2005, Embrapar has concluded the acquisition of all of the capital stock of TdB held by Telmex. The operation was implemented through the merger of the company Atlantis Holding do Brasil Ltda, company holds of the total share representing the capital of TdB.

(3)
On November 25, 2005 the subsidiary Embratel has concluded the transaction of the purchase of shares that represent 100% of the capital of PMS with the company Portugal Telecom S.A., face the payment of R$250,976.

(4)	The Board of Directors approved the liquidation/dissolution of these Companies, but the dissolution process is still in progress.

(5)	The liquidation/dissolution of this subsidiary occurred on December 29, 2005.

(6)	The liquidation/dissolution of this subsidiary occurred on December 31, 2005.

(7)	The liquidation/dissolution of this subsidiary occurred in the 1st quarter of 2006.

5. Net Operating Revenues

	Consolidated

	June 30,

	2006	2005

Voice Service
Domestic long distance	2,105,370	2,052,799
International long distance	262,796	360,355

	2,368,166	2,413,154
Data Service
Corporate and other	994,277	783,611
Telecommunications companies	129,649	101,961

	1,123,926	885,572

Local services	431,172	316,929

Other services (1)	152,080	139,810

Total	4,075,344	3,755,465

(1)	Refers mainly to revenues from the transmission of television and radio, telex and mobile satellite communication services.

6. Cost of Services and Goods Sold

	Consolidated

	June 30,

	2006	2005

Interconnection/facilities (1)	(1,654,888)	(1,689,947)
Depreciation and amortization	(476,142)	(454,453)
Personnel	(143,169)	(124,082)
Third-party services (2)	(186,263)	(126,760)
Other	(185,491)	(90,440)

Total	(2,645,953)	(2,485,682)

(1)	The expenses related to contractual remuneration for use the private circuit refer to cost charges by the fixed and mobile telephone companies whose the company has interconnection. According to the interconnection regime under Resolution No. 33 effective since April 1, 1998. and resolution No. 319 effective since September 27, 2002 both issued by ANATEL, the expenses related to facilities refer to costs incurred for use of private circuit of telecommunication companies to provide services to costumers.

(2)	Refers mainly to the installation and maintenance of telecommunications equipment and public utilities (electric power).

7. Selling Expenses

	Consolidated

	June 30,

	2006	2005

Doubtful accounts (1)	(210,369)	(228,297)
Personnel	(133,954)	(133,179)
Third-party services (2)	(104,724)	(98,580)
Depreciation and amortization	(332)	(1,675)
Other	(3,710)	(2,739)

Total	(453,089)	(464,470)

(1)	Comprise also other losses related with accounts receivable.

(2)	Refers, substantially, to marketing and advertising, advisory and consulting expenses.

8. General and Administrative Expenses

	Company		Consolidated

	June 30,

	2006	2005	2006	2005

Third-party services (1)	(3,036)	(1,752)	(260,608)	(225,507)
Personnel	(403)	(295)	(76,274)	(62,946)
Depreciation and amortization	-	-	(75,618)	(81,788)
Employees’ profit sharing	-	-	(31,861)	(18,388)
Taxes	(254)	(41)	(15,668)	(21,479)

Other	(1)	(2)	(23,842)	(32,508)

Total	(3,694)	(2,090)	(483,871)	(442,616)

(1)	Refer to maintenance, conservation and cleaning expenses as well as those for public utilities and information technology, printing and postage of telephone bills, auditing, assistance and consulting.

9. Financial Income (Expense)

	Company		Consolidated

	June 30,

	2006	2005	2006	2005

Financial income
Interest on temporary investments/interest	13,450	14,717	77,742	131,902
Monetary variation - credit	-	-	409	(17,763)
Exchange variation - assets accounts	-	-	4,313	(30,750)

Subtotal	13,450	14,717	82,464	83,389

Financial expense
Financial charges	(2,217)	(4,753)	(104,568)	(247,146)
Monetary variations - charge	-	-	(42,620)	(1,665)
Exchange variations - liabilities accounts	-	-	7,478	116,091

Subtotal	(2,217)	(4,753)	(139,710)	(132,720)

Total	11,233	9,964	(57,246)	(49,331)

In the first quarter of 2006, the US dollar devalued by 7,54% against to the Brazilian Real (11.45% devaluation for the same period in 2005), and so the Company recorded an exchange variation revenue on liabilities accounts of R$7,478 during the period (exchange variation revenue of R$116,091 in the same period of 2005), net of results from hedge contracts recorded during the period (expenses of R$71,023 and R$106,884 on the semesters ended on June 30, 2006 and 2005, respectively).

10. Income Tax and Social Contribution

The Company and its subsidiaries are subject to corporate income tax - IRPJ and social contribution on profits - CSSL based on taxable income and have chosen to pay these taxes based on monthly estimates. By this calculation methodology, the monthly estimated payment is suspended or reduced when the amounts calculated according to this criteria exceeds those calculated based on the accumulated actual profit of the current period, upon balance sheets prepared as provided in current tax and commercial legislation. The amounts prepaid of IRPJ and CSSL are recorded as Income Tax – Estimate and Social Contribution and are presented as a deduction from the respective taxes payable in the financial statements (Note 18).

The provision for income tax is calculated based on taxable income at a rate of 15% plus a 10% surcharge provided for in law. The social contribution is calculated at a rate of 9%.

On June 30, 2006, the tax losses carryforward and negative basis of social contribution of the main subsidiaries, that can be offset according to Law No. 9,065/95, limited to 30% of taxable income generated in each fiscal year, are described below:

		Negative
	Tax losses	basis of social
Subsidiary	carryforward	contribution

Embratel	1,045,963	925,623
VSA and VSP (1)	4,095,917	4,100,905
TdB (1)	573,937	582,727
PMS (1)	191,951	191,951

Total	5,907,768	5,801,206

(1)	Due to the fact that these companies did not present taxable income or uncertainties regarding to its realization, the respective tax credits has not been recognized.

10.1. Income tax and social contribution income (expenses)

Income tax and social contribution income (expenses) include the current expense for the year, computed in accordance with current tax legislation, and deferred income (expense) calculated on the temporary differences arisen or realized in the year, tax losses carryforward and negative basis of social contribution. The consolidated deferred income tax and social contribution expenses, recorded in the semester ended June 30, 2006, totaled R$65,317 (expense of R$69,772 in the same period in 2005) resulting from the calculation of these taxes on the allowance of doubtful accounts, tax losses carryforward, negative basis of social contribution and other temporary nondeductible expenses as well as other temporary non-taxable income (Note 13 and 18).

Breakdown of income tax and social contribution income (expense):

	Company		Consolidated

	June 30,

	2006	2005	2006	2005

Current
Social contribution	(470)	(496)	(18,455)	(16,802)
Income tax	(1,293)	(1,368)	(51,175)	(47,872)

Total current	(1,763)	(1,864)	(69,630)	(64,674)

Deferred
Social contribution	(495)	-	(17,283)	(18,260)
Income tax	(1,377)	-	(48,034)	(51,512)

Total deferred	(1,872)	-	(65,317)	(69,772)

Total	(3,635)	(1,864)	(134,947)	(134,446)

Current income tax and social contribution expense reported in the consolidated statements of income are mainly from the subsidiary Star One.

10.2. Reconciliation of tax income (expenses) with nominal rates

The reconciliation of income tax and social contribution calculated based on the nominal tax rates in relation to the amounts recorded is shown below:

	Company		Consolidated

		June 30,

	2006	2005	2006	2005

Income before taxes and minority interests	263,102	138,803	421,133	293,166

Income tax expenses at nominal rate – 25%	(65,776)	(34,701)	(105,283)	(73,292)
Adjustments to obtain the effective rate:
IRPJ on amortization of goodwill on merger	-	-	-	(3,306)
Unrecorded tax credits owed to Instruction CVM 371 (1)	-	-	(704)	(16,011)
Equity pickup, provision for losses on subsidiaries’
investments and goodwill amortization	57,451	32,730	(5,463)	-
Other permanent additions (exclusions) (2)	5,655	603	12,241	(6,775)

IRPJ expenses in the statements of income	(2,670)	(1,368)	(99,209)	(99,384)

Social contribution expenses at nominal rate – 9%	(23,679)	(12,492)	(37,902)	(26,385)
Adjustments to obtain the effective rate:
CSSL on amortization of goodwill on merger	-	-	-	(1,190)
Unrecorded tax credits owed to Instruction CVM 371 (1)	-	-	(254)	(5,764)
Equity pickup, provision for losses on subsidiaries’
investments and goodwill amortization	20.682	11,783	(1.967)	-
Other permanent additions (exclusions) (2)	2,032	213	4,386	(1,723)

CSSL credits in the statements of income	(965)	(496)	(35,738)	(35,062)

Income tax and social contribution	(3,635)	(1,864)	(134,947)	(134,446)

(1)	At first quarter of 2006, It refers to mainly the losses incurred by the subsidiary VSP and VSA, on which no tax credits were established due to the uncertainties involved in the realization of them.

(2)	Permanent additions (exclusions) in the consolidated statements correspond to losses on credit receivable by Embratel, which do not fulfill the deduction rules predicted on actual tax law.

11. Cash and Cash Equivalents

	Company		Consolidated

	June 30,	March 31,	June 30,	March 31,
	2006	2006	2006	2006

Cash and bank deposits	3,597	312	83,521	170,203
Foreign short-term investments	-	-	4,359	20,074
Financial investment fund
Public securities (LFT and LTN)	384	926	448,919	315,200
Bank Certificates of Deposit (CDB)	47	203	59,406	65,258

Total	4,028	1,441	596,205	570,735

A substantial part of the capital investments of the Company is represented for investments in exclusive investment funds quota (FIC).

This FIC is compound by exclusive investment funds (FI), was formed for applications made by the Company and its subsidiaries or outsiders authorized to participate, and it was built under the open condominium form without time limit. These applications in exclusive investment funds have daily liquidity. The fund portfolio management is done by external managers that follow the investments politics determinated by the Company.

The financial assets that belong to fund portfolio are registrated, conforming the case, on the “Sistema Especial de Liquidação e de Custódia” – SELIC, on the “Câmara de Custódia e Liquidação” – CETIP, or in the “Bolsa de Mercadorias & Futuros” – BM&F.

12. Accounts Receivable

	Consolidated

	June 30,	March 31,
	2006	2006

Voice services	1,995,240	1,959,120
Data, telecommunications companies and other services	664,479	561,432
Foreign administrators	202,938	203,485

Subtotal	2,862,657	2,724,037
Allowance for doubtful accounts	(1,103,159)	(1,083,844)

Total	1,759,498	1,640,193

The Company monitors its past due accounts receivable, being the balance of the allowance for doubtful accounts mainly made up of amounts overdue more than 90 days, from basic voice customer users, advanced voice, data and other services, as well as estimated amounts based on historical losses.

Changes in the allowance for doubtful accounts were as follow:

Consolidated

Balance on March 31, 2006	1,083,844

Expenses with doubtful accounts	91,934
Reduction related to other accounts	(3,156)
Disposal of allowance for doubtful accounts (1)	(69,463)

Balance on June 30, 2006	1,103,159

(1) Reduction due to invoices disposals from voice and data services, after the drain of charging actions.

13. Deferred and Recoverable Taxes

	Company		Consolidated

	June 30,	March 31,	June 30,	March 31,
	2006	2006	2006	2006

Deferred income tax and social contribution assets (a)
Provision for write-off of property, plant and
equipment/accelerated depreciation	-	-	30,852	31,591
Tax losses carryforward	-	-	261,491	275,026
Negative basis of social contribution	-	-	83,306	88,189
Allowance for doubtful accounts	-	-	359,575	352,019
COFINS/PIS – temporarily non-deductible	-	-	860	860
Provision for contingencies	-	-	198,649	195,529
Other deferred taxes (provisions)	-	-	175,149	155,391

Subtotal	-	-	1,109,882	1,098,605

Recoverable taxes
Withholding income tax (IRRF)	4,229	6,341	75,620	65,757
Recoverable income tax/social contribution	2,286	2,261	9,872	10,996
Value-added goods and services tax - ICMS	-	-	254,226	251,758
Income tax on net income - ILL	-	-	7,758	7,662
Other (b)	999	978	69,960	69,092

Total	7,514	9,580	1,527,318	1,503,870

Current	7,514	9,580	470,896	431,558

Noncurrent	-	-	1,056,422	1,072,312

a) Deferred income tax and social contribution

Deferred taxes were recorded on the assumption of future realization, according to CVM Instruction No. 371/02 established for cumulative conditions to record and maintain deferred tax assets arisen from temporary differences, tax losses carryforward and negative basis of social contribution.

The technical studies, which support the maintenance of the recorded amounts, correspond to Management’s best estimates regarding the subsidiaries’ projected income. As such, due to the inherent nature of financial forecasts and uncertainties of information based on future events, mainly considering the market in which the Company operates, there may be differences between the actual results and those shown in the financial projections.

The table below shows the schedule for realization of the deferred tax assets recorded by the subsidiary Embratel:

Year/period

From April to December of 2006	157,430
2007	137,955
2008	205,350
2009	212,628
2010	145,711
2011 to 2015	243,154

Total	1,102,228

b) Others

Composed, mainly, by tax credits of PIS and Cofins recorded in accordance with the Laws 10.637/02 and 10.833/03 as well as taxes withhold by federal agency.

14. Investments

In the Company, the roll forward of the investments for the quarter ended June 30, 2006 is shown below:

	Balance as of 03.31.2006			Roll forward						Balance as of 06.31.2006

	Investments	Goodwill (2)	Negative goodwill	Equity pick- up	Amortizationof goodwill (2)	Share transfer	Gain	Negative goodwill	Capital decrease	Investments	Goodwill (2)	Negative goodwill

Embratel (1)	6,623,204	-	(7,260)	109,531	-	-	-	-	-	6,732,735	-	(7,260)
NET	69,940	370,665	-	5,085	(10,297)	(1,227)	13,345	-	-	87,143	360,368	-
GB Empreendimentos e Participações
(“GB”)	266,399	164,429	-	9,358	(4,568)	1,227	11,598	(11,598)	-	288,582	159,861	(11,598)
TdB	205,673	-	-	10,867	-	-	-	-	(13,220)	203,320	-	-
Ponape Telecomunicações Ltda.	10	-	-	-	-	-	-	-	-	10	-	-
VSA and VSP (3)	-	-	(18,655)	-	-	-	-	-	-	-	-	(18,655)
Others (4)	-	-	(49,287)	-	-	-	-	-	-	-	-	(49,287)

	7,165,226	535,094	(75,202)	134,841	(14,865)	-	24,943	(11,598)	(13,220)	7,311,790	520,229	(86,800)

(1) During the second quarter of 2005, the Company made a capital increase in the amounts proportionally higher than the minority shareholders, at a price of R$308.18 per thousand share lot, less than a book value on that date, of R$1,291.87. As the negative goodwill is not economically based, it will be amortized only in case of investment write-off or sale.

(2) It is justified by economic studies and based on expectation of a future profitability of the acquired operations. Goodwill amortization is being recorded based on the term of the future profit forecasts (10 years), which are yearly revised.

(3) As the negative goodwill acquired on VSA and VSP is not supported by future profitability, it will be amortized only by the write-off or disposal of such investments.

(4) Refers to negative goodwill acquired on Latam do Brasil Participações S.A. (“Latam”) .

On June 30, 2006, the information related to the main investments in direct subsidiaries and associated companies are shown below:

			Quantity of shares/quotas			% of
Subsidiaries/	Net income		(thousand share lot)			interest

associated	for the	Shareholders’
company	quarter	equity	Common	Preferred	Total	Voting capital

Embratel	110,649	6,786,648	5,679,815	-	99.0	99.0
TdB(1)	10,867	203,321	186,721	-	100.0	100.0
NET(1)	21,751	650,179	592,757	179,505	19.2	36.2
GB (1)	10,930	347,688	278,766	557,532	83.0	49.0

(1) The initial acquisition operation was implemented thought of merge of Atlantis Holdings do Brasil Ltda. (“Atlantis”) and the Company Latam shareholders, respectively, interest of capital of TDB and Net/GB.

On May 18, 2006, the subsidiary Embratel acquired from Globo Comunicação e Participações S.A. (“Globo”), and of its subsidiary Globosat Programadora Ltda (“Globosat”): (i) 200,000,000 of preferred shares emitted by NET held by Globosat, represents 8.54% of the total of this species of shares and 5.06% of the total voting capital of NET; and (ii) rights credited by NET to Globo (as successor of Roma Participações S.A.), in terms of CVM instruction Nº 319/99 and specific changes and of the fiscal legislation applicable, through of special goodwill reserve issued by NET and tax loss related this goodwill, amortized or using this advantage as the case in 2005, convertible in 26,575,961 new common shares and 38,572,409 preferred shares issued by NET, corresponds 1.65% of the total common shares, 1.65% of the total preferred shares and 1.65% of the total capital of NET, as capital increase approved in Net’s Executive Board Meeting carried on this date, that would be underwriting by Embratel, being possible execute for the excessively shareholding of NET its stock subscription rights of the emitted shares. Globo and its subsidiary, NET shareholders, did not execute their stock subscription rights of the capital increase mentioned. The common shares resultants of credit capitalization will be relation to Net’s shareholder agreement on March 21, 2005 sign off between Globo, Distel Holding S.A, GB, the subsidiary Embratel and the Company.

With the operation done by the subsidiary Embratel, Embrapar has passed to held direct and indirect, a total amount of 1,727,887,827 common shares and preferred represents 42.98% of total capital. This is a minority investment that not changes the capital structure of NET, having for purpose the increase of the investment of the enterprise in this company.

In relation to NET investment, the Company is a minority shareholder with special powers and it is not part of the group which controls NET. As it should gather from the agreement with NET shareholder analysis, the Company does not have the positive control of company’s operations, or veto rights, having only the necessary approval rights on certain operations of extraordinary nature or involving related parties.

The market price of NET shares, in accordance with the last share quotation negotiated in Bolsa de Valores de São Paulo – BOVESPA, corresponds to R$1.17 per thousand share lot on June 30, 2006. The other investees do not have shares negotiated in BOVESPA.

The consolidated investments are as follows:

	June 30,	March 31,
	2006	2006

Equity method investments
NET	116,674	69,940
GB	288,582	266,399
Investments goodwill
NET	638,313	370,665
GB	159,861	164,429
PMS	35,799	36,749
CT Torres	444	485
Others	54	54

	1,239,727	908,721

15. Property, Plant and Equipment

		Consolidated

					March 31,
	Annual		June 30, 2006		2006

	depreciation/		Accrued
	amortization		depreciation/	Net book	Net book
	(%) rates	Cost	amortization	value	value

Switching equipment	10.00	3,457,461	(1,633,744)	1,823,717	1,699,192
Transmission equipment	5.00 to 20.00	10,363,552	(6,905,536)	3,458,016	3,458,850
Buildings and ducts	4.00	1,505,808	(832,399)	673,409	673,377
Land	-	196,202	-	196,202	196,191
Other assets
Sundry equipments (1)	10.00 and 20.00	847,348	(708,458)	138,890	151,327
Intangibles (2)	4.00 to 20.00	1,593,649	(1,156,949)	436,700	453,526
Telecommunications infrastructure	4.00, 5.00 and
	10.00	985,210	(734,645)	250,565	261,687
Impairment of assets	-	(1,344,167)	527,481	(816,686)	(866,353)
Construction in progress	-	1,150,291	-	1,150,291	1,272,064

Satellites		622,872	-	622,872	606,510
Data and internet services		119,758	-	119,758	162,413
Access, local infrastructure and services		49,734	-	49,734	104,766
Commutation		62,867	-	62,867	82,327
Network infrastructure		62,991	-	62,991	95,226
Information technology		91,382	-	91,382	89,307
Others		140,687	-	140,687	131,515

Total		18,755,354	(11,444,250)	7,311,104	7,299,861

(1)	Vehicles, information technology equipment, furniture and fixtures.

(2)	Software licenses and rights of way.

a) Assets related to concession contract

The concession to provide domestic and international long-distance telecommunications services foresees the reversibility of certain fixed assets indispensable for the rendering of concession services, in order to guarantee its continuity after the concession expires.

In regard to the fixed assets considered as reversible, the General Telecommunications Law established that those assets are allocated for use in services provided under concession, which prevents their removal, disposal, assignment or use as guarantee in mortgages without the express prior authorization of the regulatory authority.

b) Assets pledged as a guarantee

As of June 30, 2006, the Company had real estate and other fixed assets listed and/or designated as guarantees in lawsuits, in the amount of R$ 962,493 (R$936,692 on March 31, 2006).

16. Deferred Assets

	Consolidated

	June 30,	March 31,
	2006	2006

Pre-operating expenses	5,926	5,926
Goodwill (1)	177,395	177,395
Accumulated amortization	(59,624)	(52,250)

Total	123,697	131,071

(1)
Goodwill amounts are being amortized based on future profits forecasts, and refers to the goodwill paid by the former parent company of CT Torres and PMS on their acquisition, which were later capitalized by them. Based on an economic assessment report, the goodwill capitalized on subsidiary CT Torres is being amortized in 6 years. In October, 2005 with the merge of CT Torres into VSP and VSA, this goodwill was transferred to these companies. The goodwill capitalized on subsidiary PMS is being amortized in 8 years, beginning January 2003.

17. Accounts Payable and Accrued Expenses

	Consolidated

	June 30,	March 31,
	2006	2006

Suppliers	778,078	672,618
Foreign administrators	111,138	120,294
Consignments for third parties	50,494	47,001
Other	514	1,039

Total	940,224	840,952

18. Taxes and Contributions

	Company		Consolidated

	June 30,	March 31,	June 30,	March 31,
	2006	2006	2006	2006

Indirect taxes
ICMS (value-added tax)	-	-	361,899	351,318
PIS/COFINS (social/finance contributions)	-	-	34,337	35,288
PIS – judicial deposit in court (1)	-	-	928	928
FUST – judicial deposit in court (Note 21.2.g)	-		26,814	-
Renewal fee of concession – Anatel (Note 1)	-		44,326	22,537
ISS (municipal service tax)	-	-	15,924	15,066
Other	39	39	42,683	60,606

Deferred tax liabilities
IRPJ and CSSL Law No. 8,200/91 – supplementary
monetary restatement	-	-	34,424	34,993
IRPJ and CSSL – revenue of exportation	-	-	77,324	39,406

Other – income taxes (2)	-	2,328	7,631	7,388

Total	39	2,367	646,290	567,530

Current	39	2,367	576,130	524,275

Noncurrent	-	-	70,160	43,255

(1)	In 1999, the Companies questioned the change introduced by Law No. 9,718/98 which increased: (a) taxable income for the calculation of PIS and COFINS, including financial income and exchange variations and (b) the COFINS tax rate from 2% to 3%. Despite questioning it, the Companies continued to record the total amount of the tax liability and made a court deposit during the period comprising August 1999 to April 2001. As from May, 2001, and based on case law, the company decided to discontinue making these deposits and began to pay PIS and COFINS according to the terms of prevailing legislation. On August 29, 2002, was published the Provisional Measure (PM) No. 66, that allowed the liquidation of the tax obligations that were been discussed on court without fine. The subsidiary Embratel has decided then, based on referred PM and on petition presented on court to call off the doubt, to presents the provisions for taxes and contributions, in an amount of R$173,122, net of its deposits o n court in same amount. During at the first quarter of 2006, Embrapar obtained judicial decision in definitive. During the first quarter of 2006, the court considered that changes on PIS and COFINS calculation introduced by law No. 9,718/98 was unconstitutionality. Thus on March 31, 2006 the total amount recorded for eventual loss in this case was reverted (other operating income (expenses), net) the yield calculated based on Selic rate over the related deposit in court, in the amount of R$12,319 was recognized as financial income (expenses), net an amount of R$978 related to the contributions paid incorrectly during the period from February of 1999 to December of 2003 was recorded as fiscal credit (Note 13).

(2)	This item mainly refers to the provision for income tax and social contribution (estimate).

19. Loans and Financing

	Consolidated

	June 30, 2006			March 31, 2006

	Short-term	Long-term	Total	Short-term	Long-term	Total

Local currency
Finame	7,588	4,119	11,707	8,379	5,361	13,740
ICMS financing	217	30,321	30,538	155	30,320	30,475
Leasing	1,586	147	1,733	2,112	241	2,353

Subtotal	9,391	34,587	43,978	10,646	35,922	46,568

Foreign currency
Bank loans	511,103	551,155	1,062,258	253,929	473,334	727,263
Foreign debt securities - “Notes”	2,086	386,869	388,955	14,657	388,317	402,974
Star One C-1 and Star One C-2
satellite financing	28,991	352,069	381,060	465	369,801	370,266
Swap and forward (1)	32,151	48,405	80,556	30,724	57,027	87,751

Subtotal	574,331	1,338,498	1,912,829	299,775	1,288,479	1,588,254

Total	583,722	1,373,085	1,956,807	310,421	1,324,401	1,634,822

(1)	The subsidiary Embratel has derivatives (Swap and Forward) related to the debt and others due to the protection of future cash flows, in face of the market opportunity. In the table above, it is shown the accounting accrual of the derivatives related to the debt. The summary of all operations is described in Note 20.c.

As described in Note 20, the Company entered into swap agreements for the purpose of mitigating fluctuation risks related to exchange parity between the local currency and another foreign currency. On June 30, 2006, the debt position was as shown below:

	Amount	%	Average cost of debt

Hedged debt or in local currency	250,407	42.9	84.83% CDI
Unhedged debt	333,315	57.1	US$ + 5.86%

Short-term	583,722	100.0

Hedged debt or in local currency	309,288	22.5	80.15% CDI
Unhedged debt	1,063,797	77.5	US$ + 8.58%

Long-term	1,373,085	100.0

Hedged debt or in local currency	559,695	28.6	82.24% CDI
Unhedged debt	1,397,112	71.4	US$ + 7.93%

Total debt	1,956,807	100.0

a) Repayment schedule

A breakdown of long term amortization of the principle as of June 30, 2006 and the corresponding maturity dates are shown below:

Consolidated

2007	230,121
2008	625,677
2009	158,572
2010 to 2013	358,715

Total	1,373,085

b) Percentage breakdown of the total debt by foreign/original index:

	Consolidated (%)

	June 30,	March 31,
	2006	2006

US Dollar	94.0	91.9
Euro	3.7	5.3
TJLP – Long Term Interest Rate	0.6	0.8
Real	1.7	2.0

Total	100.0	100.0

c) Guarantees

The guarantees pledged in connection with outstanding loans and financing were substantially comprised of promissory notes, which although not represent actual guarantees, are legal instruments that can be executed judicially in the event of default.

d) Covenants

The subsidiaries Embratel and Star One are bound by financial covenants to the creditor banking institutions principally involving the level of indebtedness, financial expense limits and minimum earning before financial result, income taxes, depreciation and amortization (“EBITDA”), which as of June 30, 2006, are in compliance.

e) Foreign currency bank loan

In the second quarter of 2006, the subsidiary Embratel obtained loans in total amount of US$200 millions, being US$50 millions with maturity in 2013 and interest rate of six months Libor + spread 1.5% p.a. and grace period of 3 months, and US$150 millions with maturities in September and November of 2006 and average rate of 5.69% p.a.

In the same period, the subsidiary Embratel paid R$72 millions that were obtained in first quarter of 2006 with fixed cost of 5.0% p.a.

20. Financial Instruments

Assets and liabilities originating from financial instruments are recorded in the balance sheet by approximate market values.

a) General comments

The subsidiary Embratel carries out transactions with financial instruments designed to reduce the exposure to risks of fluctuation in currency and interest rates which usually involve swap of indices and/or earnings/interest rates of cash equivalents, marketable securities and loans. Management of these risks is carried through a hedging policy based on the measurement of the Company’s financial risk, using the VaR (Value at Risk) Factor.

b) Risk management

The daily market risk estimate is performed through statistical instruments such as the Value at Risk (VaR) parameter, which enables consolidation of interest and exchange risks on a common and integrated measurement for all financing operations. In addition to the calculation of VaR, the Stress-Test methodology is also used whereby it is possible to estimate the loss in an extreme situation in a country’s macroeconomic scenario.

In such way, a system named EBTaR (Embratel at Risk) which applies this methodology has been developed. This system also validates the VaR obtained and uses the Back-Test as a historical one-year series.

The Company carries out all transactions with reputable banks, which reduces the risks. The Company’s Management recognizes an allowance for doubtful accounts in an amount considered sufficient to cover possible risks of realization of the accounts receivable and, therefore, management believes that the credit risk is measured and recorded in the financial statements.

c) Interest rate, currency and forward currency swaps

The subsidiary Embratel used derivative instruments with banks to protect its investments against foreign interest rate and currency fluctuations in comparison to the Brazilian real, which impact the amount in local currency required for the payment of foreign currency liabilities as shown below:

	Agreements summary

			Reference value	Book value	Market value
	Date	Maturity	(US$)	(R$)	(R$)

Exchange Swap	Sundry	09/29/06 to 12/12/08	115,054	26,459	31,839
Forward	Sundry	07/04/06 and	102,312	54,097	31,059
		12/21/07

In addition, the subsidiary Embratel performed derivative operations to protect new loans. These operations were made in advance to reflect a market opportunity.

	Agreements summary

			Reference value	Book value	Market value
	Date	Maturity	(US$)	(R$)	(R$)

Exchange Swap	Sundry	09/21/06 to 12/12/08	98,347	4,911	6,940
Currency Forward	Sundry	09/01/06 to 12/03/07	177,279	65,574	43,597

Losses derived from these operations are due to the variation of indices contracted and are recorded on an accrual basis in the consolidated “Financial Income (Expense)” (Note 9).

d) Criteria, assumptions and limitation in the market value calculations

- Cash and cash equivalents, current accounts receivable and payable – The carrying values of financial instruments approximate their corresponding market values due to the short-term maturities of these instruments.

- Loans and financing and swap operations (hedge and forward) – The market value is calculated using projections of the yields associated with each instrument at the present value, using the term structure of the interest rate and the exchange coupon, prevailing on the financial market for the current date.

- Limitations – The market values are calculated as a specific time on the basis of available market information and data regarding the financial instruments. The changes in the assumptions can significantly impact the estimates.

The financial instrument recorded as assets and liabilities, which market values differ from their carrying values are shown below:

Consolidated

	June 30, 2006		March 31, 2006

	Book	Market	Book	Market
	value	value	value	value

Loans and financing	1,956,807	1,753,435	1,634,822	1,445,336

21. Provision for Contingencies

In the normal course of business, the Company and its subsidiaries are parties to legal proceedings and potential discussions which were or may be raised by the competent authorities, including among others civil, regulatory, tax, social security and labor issues.

A significant portion of the contingencies involves issues that are extremely complex and unique to the Company and/or the telecommunications industry, arising from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

It should also be noted that most of the issues resulted from procedures followed prior to the Company's privatization, based on instructions issued by government entities at that time.

Based on the facts currently available and on the legal advisors’ opinion, the subsidiaries’ Management believes that the outcome of a significant portion of current and potential disputes will be favorable to the Company, and for those claims which the unfavorable outcome is considered probable, a provision has been recorded.

In accordance with CVM deliberation No. 489/05, that approved the accounting requirements and standards No. 22 issued by IBRACON, discloses all contingent liabilities when the possibilities of loss are assessed as possible or remote. The Company discloses and records provision for the contingent liabilities evaluated as probable and reasonably estimated.

The amounts involved are described as follows:

	Consolidated

	Probable		Possible

	June 30,	March 31,	June 30,	March 31,
Nature	2006	2006	2006	2006

Labor	69,228	70,029	105,100	94,862
Tax	420,198	411,689	3,189,283	3,171,944
Civil	168,010	165,559	258,316	185,218

Total	657,436	647,277	3,552,699	3,452,024

The rollforward of the consolidated probable contingencies, for the quarter ended June 30, 2006, is shown bellow:

		Rollforward

	March 31,				Monetary	June 30,
	2006	Additions	Reversals	Payments	variations (1)	2006

Labor	70,029	1,908	(853)	(1,931)	75	69,228
Tax	411,689	2,522	(250)	(7,607)	13,844	420,198
Civil	165,559	19,962	(15,024)	(6,648)	4,161	168,010

	647,277	24,392	(16,127)	(16,186)	18,080	657,436

(1) Recorded in financial income (expense).

21.1. Labor contingencies

Those contingencies involve several labor claims, primarily related to salary issues such as differences in salaries, overtime and others.

21.2. Tax contingencies

	Consolidated

	Probable		Possible

	June 30,	March 31,	June 30,	March 31,
Claims	2006	2006	2006	2006

ICMS (a)	406,823	398,351	2,111,729	2,126,515
Income tax on inbound international income (b)	-	-	351,635	351,635
INSS (Brazilian Social Security Institute) (c)	-	-	22,082	90,072
PIS (d)	500	489	160,764	160,764
COFINS (e)	1,010	984	243,080	243,080
CSSL (f)	-	-	76,855	76,855
FUST (g)	-	-	115,703	115,588
Others (h)	11,865	11,865	7,435	7,435

Total	420,198	411,689	3,189,283	3,171,944

a) ICMS

The subsidiary Embratel has tax assessments due to the alleging non-payment of ICMS on international and other services considered by subsidiary Embratel as exempted or nontaxable for ICMS purposes, as well as the offset of ICMS credit supposedly undue by the tax authorities. Part of these assessments, amounting to R$389,886 on June 30, 2006 (R$381,869 on March 31, 2006), have been assessed as probable losses. Those contingencies assessed as possible losses by the legal counsels amount to an historic amount of approximately R$1,924,673 on June 30, 2006 (R$1,840,563 on March 31, 2006).

In July 2002, the subsidiary Star One was assessed in Rio de Janeiro in the amount of R$236,000, in which is demanded ICMS on the rental of transponders and on broadband Internet services. Concerning to the assessment related to ICMS on cession of satellite capacity, in July 2005, the subsidiary Star One appeal was partially upheld determining the reduction of the value litigated, because of the criteria used by the tax auditors to calculate the assessment (applicable of “LC 87/96” and “Convênio 126/98”). The Tax Department appealed to the Secretary of State Taxes, which is still pending decision. With respect to the assessment related to Internet access, the appeal to the second administrative level of Rio de Janeiro was still not judged.

In March 2004, the subsidiary Star One was assessed in the Federal District, in the amount of R$19,806 for nonpayment of ICMS over of satellite capacity and other accessory obligations. The Management of Star One and their legal advisors have evaluated the chances of loss in the cases as possible.

The subsidiaries VSA, VSP and TdB have ICMS-related assessments in the amount of R$48,187 on June 30, 2006 (R$46,628 on March 31, 2006), of which R$16,937 on June 30, 2006 (R$16,482 on March 31, 2006) has been accrued in the financial statements, and R$31,250 on June 30, 2006 (R$30,146 on March 31, 2006) which probability of loss has been evaluated as possible based on the opinion of this subsidiary’s Management and its legal counsel.

b) Income tax on inbound international income

Based on its legal advisor’s opinion, the subsidiary Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in late March 1999, the Federal Revenue Agency (SRF) assessed the subsidiary Embratel in the amount of R$287,239 for failing to pay the related income tax for the years 1996 and 1997. In June 2006, the Taxpayers’ Council decided against the Company. The subsidiary Embratel appealed and the final decision is still pending.

In June 1999, the subsidiary Embratel was further assessed for the same subject related to 1998 in the amount of R$64,396.

Due to the unfavorable decision at the administrative level, a Writ of Mandamus was filed which was initially judged unfavorably to the subsidiary Embratel. Nevertheless, this decision was amended due to the appeal filed and the Federal Regional Court has reached an understanding, which was favorable to Embratel. Based on the opinion of the subsidiary Embratel’s Management and its legal counsel, which consider the probability of loss as possible.

c) INSS (National Institute of Social Security)

The subsidiary Embratel has tax assessments assessed as possible, based on the opinion of this subsidiary’s management and its legal advisors in the total amount of R$22,082 due to lack of supporting documentation of payments of contribution of social security that need to be proved to fiscal auditors related to self-employed, due to its condition as joint responsible, as well due to the collection of indemnity amounts paid to its employees, service renders, cooperated and managers during the period between 1996 to 2004.

d) PIS

In August 2001, the subsidiary Embratel was assessed by the Federal Revenue Agency in the total amount of R$159,000, related to the contributions to PIS before 1995, which were offset according to Complementary Law No. 7/70. The actual probability of loss in regard to the assessment has been classified as possible by the Companies’ legal advisors.

In March 2005, the subsidiary VSA received tax assessments referring to federal taxes, mainly related to the requirement of PIS payment from 2000 to 2003, in the amount of R$1,723. The Management and its legal advisors assess the chances of an unfavorable outcome in this case as possible.

The subsidiary TdB received tax assessments referring to the requirement of PIS payment from 1999 to 2004, in the amount of R$541 on June 30, 2006 (R$530 on March 31, 2006), of which R$500 on June 30, 2006 (R$489 on March 31, 2006) has been accrued in the financial statements, and R$41 which probability of loss has been evaluated as possible, in the opinion of this subsidiary and its legal advisors.

e) COFINS

In August 2001, the subsidiary Embratel was assessed by the Federal Revenue Agency in the amount of R$342,000, related to the exemption of COFINS on the revenues generated from the export of telecommunications in 1999. Substantial errors were detected in the calculations of during the assessment and, consequently, the amount was reduced by R$220,000. Regarding the remaining amount, the subsidiary Embratel appealed to a higher administrative level, therefore on July 2003, a decision was issued, requiring the claim to be returned to the first administrative level. A new decision was issued by the first administrative level confirming that the remaining updated amount was R$236,600. The subsidiary Embratel appealed to a higher administrative level which is still pending decision. The probability of loss in regard to the assessment has been classified as possible by this subsidiary legal counsels.

In March, 2005, the subsidiary VSA received tax assessments referring to federal taxes, mainly related to the requirement of Cofins payment from 2000 to 2003, in the amount of R$4,314. The Management and its legal advisors assess the chances of an unfavorable outcome in this case as possible.

The subsidiary TdB received tax assessments referring to the requirement of COFINS payment from 1999 to 2004, in the amount of R$3,176 on June 30, 2006 (R$3,150 on March 31, 2006) of which R$1,010 on June 30, 2006 (R$984 on March 31, 2006) has been accrued in the financial statements, and R$2,166 which probability of loss has been evaluated as possible, in the opinion of this subsidiary and its legal advisors.

f) CSSL

The subsidiary Embratel filed a writ of mandamus with the objective to suspend the liability and statement of extinguish of CSSL tax credit, in amount of R$76,855, referred to the compensation occurred in 1999 that was not approved. In December 2005, a preliminary injunction was issued, determining suspension of liability of tax credit. The subsidiary Embratel’s legal advisors assesses the chances of an unfavorable outcome in this case as possible.

g) FUST

In January 2006, the subsidiaries Embratel, VSA, VSP, TdB and PMS proposed a writ of mandamus with an injunction request, in order to challenge Anatel’s Abridgment No. 1/2005. In this lawsuit the subsidiaries intend to have assured their concession to continue to collect FUST in accordance with the taxable income foreseen in the Law No. 9,998/00 and Instruction No. 29/03. By means of Abridgement No. 01/2005 had made an interpretation in a sense that, for tax basis purpose, telecommunication operators are not allowed to exclude revenues passed and/or received for interconnection and EILD. Such interpretation opposed Anatel’s Universal Service Department former orientation, which allowed telecommunication operators to exclude of the FUST taxable income revenues derived from and EILD, which totals an historical amount of R$115,190 on June 30 and on March 31, 2006. During January through April 2006, the subsidiaries were judicially depositing the total amount in accordance with Abridgement No. 01/2005 interpretation. Since May, 2006, the subsidiaries have been judicially depositing the amount regarding the interconnection and EILD revenues repassed to the telecommunications operators and have been paid the remaining amount. The subsidiaries’ legal advisors assess the chances of an unfavorable outcome in this case as possible.

In the first semester of 2006 the subsidiaries TdB and PMS received tax assessments referring to nonpayment of contributions that were judicially deposited in a historical amount of R$513. The probability of loss has been evaluated as possible, in the opinion of their legal advisors.

h) Other tax contingencies

The subsidiary Embratel was assessed in May 2004 by the Federal Revenue Agency for the non-withholding of the CIDE on remittances made abroad in the amount of R$2,951. This subsidiary’s Management and its legal counsel understand that the probability of loss is possible.

On June 30, 2006 and March 31, 2006, the Company had recorded a provision in the amount of R$7,796, mainly related to the dispute involving the subsidiary VSA to assure the non-incidence of CPMF tax on the conversion of foreign debt into domestic investment through the signature of notional foreign-exchange contracts.

Additionally, the subsidiaries VSA and VSP filed applications for declaration that the additional FGTS payments instituted by Complementary Law No. 110/2001 were not due. Based on the evaluation of the Management of the subsidiaries VSA and VSP and that of their legal counsels, the chances of loss in these cases have been classified as probable and a provision was recorded for the amounts involved in the total of R$1,663 on June 30, 2006 and March 31, 2006.

On June 30, 2006 and March 31, 2006, the subsidiary TdB has tax contingencies referred to IRRF, CPMF, II and IPI on total amount of R$6,890, of which R$2,406 were classified as probable loss and R$4,484 were classified as possible of loss, on the opinion of this subsidiary’s Management and its legal counsel.

21.3. Civil contingencies

	Consolidated

	Probable		Possible

	June 30,	March 31,	June 30,	March 31,
Claims	2006	2006	2006	2006

Disputes with local operators (a)	3,107	3,018	-	-
Anatel and public institutions (b)	41,068	46,914	145,003	88,135
Disputes with third parties (c)	123,835	115,627	113,313	97,083

Total	168,010	165,559	258,316	185,218

a) Disputes with local operators

The subsidiary Embratel is the defendant in a collection lawsuit filed by an operator in November 2004. Embratel and its legal advisors believe that the chances of a partial loss of the amounts in dispute are probable and therefore recorded a provision of R$3,107 on June 30, 2006 (R$3,018 on March 31, 2006).

b) Anatel and public institutions

b.1) Implementation of the new domestic telephone number system

As a result of the inconveniences caused to telephone system users by the telecommunications carriers on July 3, 1999, the implementation date for the new domestic dialing system, the subsidiary Embratel was officially notified by Anatel to pay a fine in the amount of R$55,000 related to the administrative proceeding related to the period during which the carriers implemented the change in the dialing codes. The subsidiary Embratel filed a lawsuit contesting the validity of the fine and the lower court decision was announced, lowering the amount from R$55,000 to R$50,000. At the second judicial level, the subsidiary Embratel prevailed, and the eventual appeals by Anatel, which have no suspensive effect, are still pending.

Based on the same facts, the subsidiary Embratel was cited in several lawsuits aiming alleged inconveniences caused to users, and presented its defense in each suit. Among the existing suits with estimated amounts, the subsidiary Embratel is the defendant in suits filled by third parties aiming payments at historic amounts of R$2,709 on June 30, 2006 and on March 31, 2006) which are awaiting sentence. In another suit, the state of Rio de Janeiro has filed a tax execution in the amount of R$8,500.

The subsidiary Embratel’s Management and its legal counsels, assess the chances of loss as possible in the penalty required by Anatel and third parties. In relation to the tax execution from the state of Rio de Janeiro, Embratel and its legal counsels asses the chances of loss as probable. The restated amount totals R$11,048 on June 30 and on March 31, 2006.

b.2) Administrative Suits for Noncompliance with Obligations (PADOs)

Due to noncompliance with quality targets, defined by Anatel in the General Plan of Quality Targets for Fixed Telephone Services (PGMQ), Anatel filed several PADO’s against the subsidiaries Embratel, VSA, VSP and TdB.

The Company has been making efforts and carrying on arguments, successfully in some cases, to avoid penalties. Such arguments, which, most of the times, are technical and/or legal, may contribute to a meaningful reduction of the fine initially applied or to the conclusion of the PADO without the application of any penalty.

In spite of, due to the opinion of these subsidiaries’ management and respective legal counsels, the chances of loss related to the PADOs of subsidiaries Embratel, VSA and VSP were classified as probable and therefore provisioned in the monetary updated amounts of R$30,020 on June 30, 2006 (R$35,866 on March 31, 2006).

Others PADOs arrised due to noncompliance of Embratel´s quality targets were evaluated as probability of loss possible in the original amount of R$81,696 on June 30, 2006 (R$24,828 on March 31, 2006).

In relation to the subsidiary Embratel’s fines of R$10,598 on June 30, 2006 and March 31, 2006, the chances of loss were classified as possible.

The subsidiary TdB has PADOs due to the supposed noncompliance of quality targets, which are not been applied fine sanction, because it is related to the first penalty of the company to certain target.

Due to other infractions against the regulatory legislation, not related to quality, which are been appreciated by the regulatory agency, were established other PADOs related to the subsidiaries Embratel, VSA, VSP, TdB and PMS, classified by Management its legal advisors as possible loss. The amounts of the sanctions that could be applied are not yet measured.

b.3) Portable Vésper

Due to the issuance of Resolution No. 271, of August 6, 2001, which approved the use of Portable User Terminals to provide fixed telephone services through a cordless fixed access line, the subsidiaries VSP and VSA began marketing Portable Vésper as an alternative to their tabletop “ATSs” (Access Terminal Stations).

On July 19, 2002, the mobile phone service providers filed suit to suspend immediately the sale of the product by the subsidiary VSA, as well as the indemnification for losses caused by the unauthorized sale of Portable Vésper. On September 27, 2004, the Negative Conflict of Competence was judged, dismissing Anatel of being a part, and declaring the State Justice as competent to decide on the claim. The Management of the subsidiary VSA and its legal advisors have classified the chances of loss as possible. The value involved if the claim is lost is not yet measured.

c) Disputes with third parties

The subsidiary Embratel was notified of the decision in an arbitration case administrated by the International Chamber of Commerce (ICC), Paris, whereby the subsidiary Embratel and another company disputed credits and rights resulting contractual infringements. Given that the arbitral decision understood reasonable what was alleged by the other Company, what resulted in the payment of indemnities. The Company reached an agreement and closed this demand.

The subsidiary VSP was notified of the decision during the course of arbitration administered by the International Chamber of Commerce (ICC), Paris, whereby it and another company discussed credits and rights resulting from contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, resulting in the payment of damages, the subsidiary recorded a provision for an updated amount of R$4,101 on June 30, 2006 (R$4,115 on March 31, 2006).

The subsidiaries VSP and VSA recorded a provision related to judicial disputes with third parties in the amount of R$7,951 on June 30, 2006 (R$8,105 on March 31, 2006). These amounts represent the estimate of the Companies’ Management, based on the opinion of their legal advisors for probable losses related to several lawsuits filed by clients, service providers and real estate lessors. The suits whose losses are classified as possible, amount to R$7,267 on June 30, 2006 (R$8,948 on March 31, 2006).

The subsidiary TdB habilitate on 2a Vara de Falências e Recuperações Judiciais da Comarca de São Paulo, state of São Paulo, the credit in the amount of R$608 on June 30, 2006 (R$426 on March 31, 2006) classified as probable of loss by the Management of the subsidiary and its legal advisors.

The subsidiary Embratel filed lawsuits, aiming at the annulment of charges from third parties and classifies the chances of loss are probable in the total amount of R$36,058 on June 30, 2006 (R$32,575 on March 31, 2006).

With respects to the unconstitutionality of the provisions of the regulations which introduced procedures burdening the installation and passage ways for telecommunications equipment, the subsidiary TdB filed a lawsuit and an injunction was granted, suspending the effects of the regulation related to the requirement of pecuniary retribution and imposition of sanctions until the last deliberation. The subsidiary’s management and its legal advisors understand that the chances of loss as probable, in amount of R$10,667 on June 30, 2006 and on March 31, 2006.

The subsidiary CT Torres (subsidiary spun off and its parts incorporated by VSA and VSP, as described in Note 4) is the plaintiff of two Writs of Mandamus, entered into on June 29, 2001, in the city of São Paulo for the purpose of assuring the right of the subsidiary to maintain telephone towers installed in two different locations in the city, due to discrepancies in the interpretation of the municipal legislation regarding Construction and Working Permits specifically for both locations. In the opinion of the management of the subsidiary CT Torres and its legal counsels on this matter, the chances of loss are probable in the total amount of R$375 on June 30, 2006 and March 31, 2006.

The subsidiary CT Torres is a defendant in three public civil actions totaling R$4,445, filed by the Public Prosecutor Offices of the States of São Paulo, Ceará and Rio Grande do Norte. The purpose of those public civil actions is the regularization of the telephone towers installed in the capitals of these states, due to divergences related to the interpretation of the legislation applied by the Municipalities for the analysis and approval of the process to obtain Construction and Work permits. In the opinion of the Management of the subsidiary CT Torres and its legal counsels the chances of loss in these cases are possible.

Due to the increased number of unfavorable decisions, agreements reached, and, considering the assessment of its legal advisors, the subsidiary Embratel recorded a provision for legal disputes with customers and other legal suits, which losses were classified as probable, amount to R$38,183 on June 30, 2006 (R$33,899 on March 31, 2006). The suits in which losses were classified as possible amount to R$73,499 (R$55,359 on March 31, 2006).

The subsidiary Embratel and other operators are co-defendants in several suits seeking indemnifications for alleged pain and suffering and pecuniary damages arising from the collection procedures for services rendered by the subsidiary Embratel.

In one Public Civil Suit, in which the plaintiff is the Federal Attorney’s Office, the subsidiary Embratel’s Management and its legal advisors classified the chances of loss as probable, amounting to R$6,853 on June 30, 2006 (R$6,816 on March 31, 2006).

In the other condemnatory suits of several natures and considering the advanced stage of the referenced suits, as well as the arguments presented by its legal counsels, the subsidiary Embratel believes that the chances of loss in some of the suits are probable, with an updated amount of R$19,039 on June 30, 2006 (R$18,649 on March 31, 2006). Other suits are classified as possible, amounting to R$28,102 on June 30, 2006 (R$28,331 on March 31, 2006), of which R$11,048 on June 30, 2006 and on March 31, 2006 are deposited in court.

The subsidiaries Embratel, VSA and VSP and other operators are involved in several class action suits filed by the Federal Attorney’s Office and/or States and Associations involving issues related to the compensation of pain and suffering and pecuniary damages allegedly caused to consumers. In the understanding of the Management of the subsidiary and its legal advisors, the chances of loss are probable or possible; however the amounts of any damages awarded are not yet measurable, and therefore, no provisions have been recorded.

22. Actuarial Liabilities – Telos

The subsidiaries Embratel and Star One sponsor the post-retirement benefit plans offered to their employees in the forms of: (a) Defined Contribution (Embratel and Star One); (b) Defined Benefit (Embratel); and (c) Medical and Health Care Plan for retirees who have been enrolled in the Direct Benefit plan (Embratel). Actuarial studies of the benefits area prepared at the end of each year in compliance with the CVM Deliberation No. 371, issued on December 13, 2000, to identify whether the contribution rates are sufficient to constitute the reserves necessary for the payment of current and future payments. The referenced plans are the sole post-retirement benefits of the Company.

The sponsor contribution rate referring to the old plan (defined benefit plan) for the years 2006 and 2005 is 17.82% of the salary of the participants enrolled in this plan (7 participants on June 30, 2006 and on March 31, 2006). For the defined contribution plans, the sponsor’s contribution ranges from 3% to 8% of the participant’s applicable salary in addition to the extraordinary contribution provided for in the plan’s regulation for financing administrative expenses and the balance of the account projected for benefits in the events of disability and death of the enrolled participant.

Statement of changes in actuarial liabilities:

Actuarial liabilities on March 31, 2006	442,306
Charges and interest on actuarial liabilities	1,260
Actuarial adjustment – CVM Deliberation No. 371	8,328
Payments made in the period (defined contribution plan)	(7,313)

Actuarial liabilities on June 30, 2006	444,581

Current	43,835

Noncurrent	400,746

23. Shareholders’ Equity

a) Capital stock

On June 30, 2006 and March 31, 2006, the authorized capital is 1 trillion common or preferred shares. The subscribed and fully paid-in capital stock at the close of the first and second quarter of 2006 amounts to R$5,074,941, comprised of 988,758,654 thousand shares, without par value and distributed as follows (in thousand share lots): 512,480,332 common shares and 476,278,322 preferred shares. The book values per share of the outstanding shares as of June 30, 2006 (987,738,087 thousand shares) and on March 31, 2006 (987,726,487 thousand shares) are R$7.72 and R$7.59, respectively, per thousand share lot, expressed in reais.

b) Treasury shares

On June 30, 2006, the Company held 1,020,567 thousand of its own preferred shares in treasury (1,032,167 thousand preferred shares on March 31, 2006), after the sale occurred during first semester of 2006 of 22,467 thousand of these shares. The balance of treasury shares on June 30, 2006 is R$11,538 (R$11,669 on March 31, 2006).

The market value per thousand shares lot of first semester of 2006, expressed in reais was R$6.66 (R$4.80 on March 31, 2006).

c) Dividends

According to the Company by-laws, dividends must be at least 25% of the adjusted net income according to Corporate Law.

Preferred shares are do not have voting rights except under limited circumstances and they are assured (i) preemptive rights in the payment of minimum non-cumulative dividends of 6% p.a. on the amount resulting from the subscribed capital divided by the total number of Company shares, or (ii) receipt of dividends 10% higher than that paid on each common share in the event of liquidation of the Company.

d) Stock option plan

The stock option plan was approved at the Annual Shareholders General Meeting held on December 17, 1998 and is regulated by the Management Commission of the stock option plan within the limits of its authority.

The contracts grant to directors and employees the option of acquiring preferred shares at a pre-defined price on the grant date, establishing terms and conditions under which the beneficiary is eligible to exercise the option (vesting period), within the maximum limit of 10 years.

The acquired shares will maintain all of the rights pertaining to the shares of equal class and type, including dividends.

According to rules established in the Stock Options Plan, upon the change in shareholding control of the Company on July 23, 2004, the granted options became exercisable.

Number of purchase options of preferred shares (thousand share lot)

Open options as of December 31, 2005	3,170,159

Options cancelled in first semester of 2006	(394,067)
Options sold in 2006	(22,467)

2,753,625

Weighted average exercise price of the purchase options on June 30,
2006 (per thousands of shares, expressed in reais)	6.59

As required by CVM Official Letter No. 01/04, item 21.9, had the Company opted for accruing, in the statements of income, the loss in sales of treasury shares incurred during the year, net income for the year ended June 30, 2006 would have been decreased by R$205 (R$1,777 on June 30, 2005), totaling R$259,263 (R$135,068 on June 30, 2005).

e) Reconciliation of net income of the Company to those of the consolidated financial statements

The difference between net income of the Company and consolidated, refers to donations recorded in shareholders’ equity of the subsidiaries, in the amount of R$94 on June 30, 2005.

24. Transactions with Related Parties

Transactions with related parties are conducted according to conditions and terms similar to those practiced by the market, and the most important balances and values are shown below:

	Consolidated

	June 30, 2006	March 31, 2006

ASSET
Current
Accounts receivable (telephone traffic)
Techtel	6	6
Claro Group	57,471	89,277
Net	5,449	3,180

Accounts receivable (call center)
Claro Group	5,462	4,955

Foreign Administrators (telephone traffic)
Telmex – México	4,182	3,394
Telmex – Chile	1,184	2,134
Telmex – Argentina	3,191	3,193
Telmex – USA	3,420	6,367
Conecel – Equador	-	111

Other
Net	14,740	12,572

	Company		Consolidated

	June 30,	March 31,	June 30,	March 31,
	2006	2006	2006	2006

LIABILITIES
Current
Accounts payable (telephone traffic)
Techtel	-	-	22	-
Claro Group	-	-	161,926	119,958
Net	-	-	2,135	-

Foreign administrators (telephone traffic)
Telmex – México	-	-	5,296	4,829
Telmex – Chile	-	-	609	1,039
Telmex – USA	-	-	1,709	1,070
Telmex – Argentina	-	-	1,445	1,660

Related parties
Telmex – USA	-	-	-	-
TdB – loan (2)	-	13,186	-	-
Embratel – loan (3)	150,335	14,888	-	-

Loans and financing – Inbursa bank (1)	-	-	54,108	54,313

	Company		Consolidated

	June 30,		June 30,

	2006	2005	2006	2005

INCOME STATMENTS OF INCOME
Operating revenue
Domestic traffic
TdB	-	-	-	21,353
Claro Group	-	-	179,350	147,718
Net	-	-	17,845	-
International traffic
Telmex – México	-	-	1,584	1,605
Telmex – Argentina	-	-	463	865
Telmex – Chile	-	-	6,380	535
Telmex – USA	-	-	315	-
Techtel	-	-	-	24
Call Center
Claro group	-	-	28,540	20,649
Net	-	-	2,976	-

Cost of services provided
Domestic traffic
TdB	-	-	-	(6,315)
Claro group	-	-	(372,526)	(178,418)
Net	-	-	(3,259)	-
Internacional traffic
Techtel	-	-	-	(97)
Telmex – México	-	-	(75)	(1,803)
Telmex – Argentina	-	-	(82)	(612)
Telmex – USA	-	-	(556)	-
Telmex – Chile	-	-	(421)	(449)

General and administrative
Claro group	-	-	-	(122)

Financial
Interest on loans – Inbursa bank (1)	-	-	(2,522)	(15,475)
Interest on loan – Embratel (3)	(1,573)	-	-	-
Interest on loan – TdB (2)	(670)	-	-	25

(1)	Interest rate: three month Libor + spread of 0,9% Maturity of principal: November 30, 2006 Guarantee: promissory note

(2)	Interest rate: CDI Maturity of principal: November 20, 2006

(3)	Interest rate: CDI
Maturity of principal: November 5, 2006

On November 22, 2005, the subsidiary Embratel announced a relevant fact which informed that it was associated with NET in order to offer telecommunication service to NET’s subscribers. On February 08, 2006 the parts signed an agreement memorandum that says about new business model where they aim at the sharing results, to provide the subscribers services such as: integrated video service, broad band and voice (triple-play) through the bidirectional network of NET. The commercialization of this new product was initiated at the end of March, 2006.

The subsidiary Embratel not only benefit from NET’s network, but it also will access its subscribers’ base and its distribution channels.

Among the contracts signed is the “Contrato de Locação de Fibra Ótica” (Optic Fiber Lease Contract) that permits the subsidiary Embratel to lease NET’s surplus fiber. This agreement allows the subsidiary Embratel to increase its access network to the market as a whole and represents an important step for the Company to speed up the time to market of integrated telecommunication services (local and long distance voice, data, broadband, Internet, image and outsourcing).

The subsidiary Embratel has an agreement with Claro Group for 360 days, renewable up to 20 years subject to approval by General Meeting, having as object the acquisition by Claro of the Backbone Capacity for its use, made up the own capacity of the subsidiary Embratel necessary to the interconnection of the Backbone stations of Claro and others stations that come be added into topology this Backbone. The capacity destined to connection of Claro’ stations radio-base with the others network elements or satellites capacity not belongs on this agreement, which only will be available through specific contract.

25. Insurance (not reviewed by the independent auditors)

The Company’s Management considers that all assets and liabilities of any material value and risks related thereto have been covered by insurance.

26. Subsequent Event (not reviewed by the independent auditors)

a) Request for registration of tender offer

On July 24, 2006, the Company announced to the public and to its shareholders that Telmex, in reference to the request for registration of a tender offer for cancellation of the registration of the Company as a public company, communicated that CVM has determined that the registration of the Tender Offer will be conditioned upon the receipt of a favorable opinion of Agência Nacional de Telecomunicações – Anatel.

Telmex also announced that CVM has given Telmex the option to convert the Tender Offer into a voluntary tender offer under different procedures (“Voluntary Tender Offer”), which would not be conditioned upon the receipt of a favorable opinion of Anatel. According to CVM’s decision, the Voluntary Tender Offer would result in the cancellation of the registration of the Company as a public company if (1) a certain level of participation by the Company shareholders in the Voluntary Tender Offer were reached and (2) a favorable opinion regarding the cancellation of the registration of the Company as a public company were rendered by Anatel, either before or after the conclusion of the Voluntary Tender Offer.

Telmex reaffirmed its intention to proceed with the registration of the Tender Offer, and on July 28, 2006 announced its decision to file with CVM a request to convert its tender offer for cancellation of the registration of the Company as a public company, into a voluntary tender offer under different procedures (“Voluntary Tender Offer”), as expressly authorized by CVM by decisions of its Board, dated July 18 and 27, 2006. The Voluntary Tender Offer will extend to any and all of the outstanding common and preferred shares of the Company (“Shares”) and will be carried out through Telmex’s wholly owned subsidiary, Telmex Solutions Telecomunicações Ltda., with the intermediation of Unibanco – União de Bancos Brasileiros S.A.

b) Accord 72/06

On August 3, 2006, the Conselho Nacional de Política Fazendária – CONFAZ issued accord 72/06 authorizing some states of the Union to grant reduction of ICMS rendering of communications services carried through the celebration date of this accord.

The Company management is evaluating the reach and the effect of this accord.

EMBRATEL PARTICIPAÇÕES S.A.

COMMENTS ON THE CONSOLIDATED PERFORMANCE
FOR THE FIRST HALF OF 2006 COMPARED TO THE MAIN
VARIATIONS OCCURRED IN THE LAST PERIOD

Net Revenue

R$ millon	2Q06	1Q06	2Q06	% Var YoY	% Var QoQ

Net Revenue Service	2,038.4	2,036.9	1,859.1	-8,8%	-8.7%
Voice	1,166.3	1,201.9	1,181.3	1.3%	-1,7%
Data	570,3	553,6	438.2	-23.2%	-20.8%
Local Services	224.9	206.3	167.7	-25.4%	-18,7%
Other services	77.0	75.1	72.0	-6.5%	-4.1%

In the second quarter of 2006, total net revenues were R$2,038 million, an increase of 9.6 percent (R$179 million) compared with the second quarter of 2005. Higher revenues resulted from a 30.1 percent (R$132 million) increase in data communications revenues, a 34.1 percent (R$57 million) increase in local revenues and a 7.0 percent (R$5 million) increase in other services revenues which offset a 1.3 percent decline in long distance voice revenues (R$15 million). Long distance voice revenues currently represent 57.2 percent of total revenues compared with 63.5 percent a year ago.

Compared with the first quarter of 2006, total net revenues were almost flat. A 9.0 percent (R$19 million) growth in local revenues combined with a 3.0 percent (R$17 million) increase in data services revenues and 2.6 percent (R$ 2 million) growth in other revenues offset a 3.0 percent (R$36 million) decline in long distance revenues.

Year-to-date, total net revenues were R$4,075 million, an increase of 8.5 percent (R$320 million) compared with the first six months of 2005, due to a 26.9 percent (R$238 million) increase in data communications revenues, a 36.0 percent (R$114 million) increase in local revenues and 8.8 percent (R$12 million) increase in other services revenues which more than offset a 1.9 percent (R$45 million) decline in long distance voice revenues.

Domestic Long Distance

Millions	2Q05	1Q06	2Q06	% Var YoY	% Var QoQ	1H05	1H06	% Var

Domestic long distance revenue (R$ million)	1,012.5	1,055.8	1,049.5	3.7%	-0.6%	2,052.8	2,105.4	2.6%
Domestic long distance traffic (million minutes)	3,094.8	3,442.4	3,541.6	14.4%	2.9%	6,082.2	6,984.0	14.8%

In the second quarter of 2006, domestic long distance traffic totaled 3,542 million minutes, a gain of 14.4 percent compared with the same period of last year. Compared with the first quarter of 2006, domestic long distance traffic increased 2.9 percent.

Domestic long distance revenues were R$1,050 million, a 3.7 percent (R$ 37 million) increase compared with the second quarter of 2005 mainly due to growth in mobile originated calls and in corporate advanced voice services. Compared with the first quarter of 2006, domestic long distance revenues declined 0.6 percent (R$6 million). The growth in corporate advanced voice services and other services registered during the second quarter were not enough to offset the reduction in mobile originated calls, as a result of the end of the summer season.

Year-to-date, domestic long distance revenues were R$2,105 million, increasing 2.6 percent (R$53 million) compared with the prior-year period due to growth in mobile originated calls followed by corporate advanced voice services.

International Long Distance

Millions	2Q05	1Q06	2Q06	% Var YoY	% Var QoQ	1H05	1H06	% Var

International long distance revenue (R$ million)	168.8	146.1	116.7	-30.9%	-20.1%	360.4	262.8	-27.1%
International long distance traffic (million minutes)	599.9	508.5	507.3	-15.4%	-0.2%	1,194.8	1,015.8	-15.0%

International long distance traffic totaled 507 million minutes, flat compared with the first quarter of 2006. Compared with the second quarter of 2005, international long distance traffic declined 15.4 percent mainly due to inbound traffic.

Compared with the first quarter of 2006, international long distance revenues declined 20.1 percent (R$29 million). Year-over-year, second quarter international long distance revenues fell 30.9 percent (R$52 million) to R$117 million largely due to the effect of the appreciation of the real on inbound revenues.

In the first six months of 2006, international long distance revenues declined 27.1 percent (R$98 million) to R$263 million mainly due to inbound revenues.

Data Communications

Thousands	2Q05	1Q06	2Q06	% Var YoY	% Var QoQ

64 Kbits line equivalents	1,221.2	1,788.9	1,968.9	61.2%	10.1%

(*) Include internet ports and data circuits

In the second quarter of 2006, 180 thousand 64kbits line equivalents were added. At the end of June2006, Embratel had 1,969 thousand 64kbit line equivalents providing data services to business customers. Year-over-year, 64kbit line equivalents in service increased 61.2 percent.

R$ million	2Q05	1Q06	2Q06	% Var YoY	% Var QoQ	1H05	1H06	% Var

Net data communications	438.2	553.6	570.3	30.1%	3.0%	885.6	1,123.9	26.9%

Embratel's second quarter data communications revenues were R$570 million, a year-over-year increase of 30.1 percent (R$132 million), largely due to Primesys consolidation followed by dedicated, internet and switched services. Compared with the first quarter of 2006, data revenues rose 3.0 percent (R$17 million).

In the first six months of 2006, data revenues rose 26.9 percent (R$238 million) to R$1,124 million due to Primesys consolidation combined with an organic growth from internet and switched services.

Local Services

R$ million	2Q05	1Q06	2Q06	% Var YoY	% Var QoQ	1H05	1H06	% Var

Local services	167.7	206.3	224.9	34.1%	9.0%	316.9	431.2	36.0%

Revenues from local services rose 34.1 percent to R$225 million compared with the second quarter of 2005 due to increases in both corporate and residential local service customers and usage. Compared with the first quarter of 2006, local revenues rose 9.0 percent (R$19 million) mainly due to the growth of corporate customers and usage. In the first half of 2006, local revenues rose 36.0 percent (R$114 million) to R$431 million as a result of growing corporate and residential customers.

The partnership with Net, launched in the first quarter of 2006, has already 49,300 subscribers as part of the triple play strategy with Net.

Cost and Expenses

R$ million	2Q05	1Q06	2Q06	% Var YoY	% Var QoQ	1H05	1H06	% Var

Net revenues	1,859.1	2,036.9	2,038.4	9.6%	0.1%	3,755.5	4,075.3	8.5%

Costs and expenses
Costs of services (With interconnection & facilities)	(1,012.0)	(1,083.8)	(1,086.0)	7.3%	0.2%	(2,031.2)	(2,169.8)	6.8%
Selling expenses	(236.6)	(225.8)	(226.9)	-4.1%	0.5%	(462.8)	(452.8)	-2.2%
G&A expenses	(183.6)	(212.5)	(195.7)	6.6%	-7.9%	(360.8)	(408.3)	13.1%
Other operating income/(expense)	(22.5)	12.9	(16.8)	-25.3%	nm	(31.6)	(3.9)	-87.6%

EBITDA	404.4	527.7	512.9	26.8%	-2.8%	869.0	1,040.6	19.7%
EBITDA margin	21.8%	25.9%	25.2%	3.4 pp	-0.7 pp	23.1%	25.5%	2.4 pp
Equity Income/Loss	-	(17.1)	(4.8)	-	-72.1%	-	(21.9)	-
Depreciation and amortization	(267.1)	(269.8)	(282.3)	5.7%	4.6%	(537.9)	(552.1)	2.6%
Operating income (EBIT)	137.3	240.8	225.8	64.4%	-6.2%	331.1	466.7	40.9%

Financial income, monetary and exchange variation	40.3	32.9	49.6	22.9%	50.8%	83.4	82.5	-1.1%
Financial expense, monetary and exchange variation	14.1	(49.9)	(89.8)	nm	79.7%	(132.7)	(139.7)	5.3%
Other non-operating income/(expense)	9.6	(6.7)	18.4	92.9%	nm	11.4	11.7	3.0%
Net income/(loss) before tax and minority interest	201.3	217.1	204.1	1.4%	-6.0%	293.2	421.1	43.7%
Income tax and social contribution	(97.3)	(75.1)	(59.8)	-38.5%	-20.4%	(134.4)	(134.9)	0.4%
Minority interest	(10.5)	(14.0)	(12.7)	21.7%	-8.9%	(21.9)	(26.7)	22.1%
Net income/(loss)	93.6	127.9	131.5	40.6%	2.8%	136.8	259.5	89.6%

pp - percentage point; nm - lower than 1,000%

Cost of Services and Goods Sold

Costs of services and goods sold were R$ 1,086 million in the second quarter, stable when compared with the first quarter of 2006. Compared with the second quarter of 2005, costs of services and goods sold increased 7.3 percent (R$74 million) mainly due to regulatory expenses (FUST, FUNTEL and Concession renewal) recorded in other costs, higher maintenance costs registered in third party services and the consolidation of Primesys and TdB.

The telco ratio dropped to 39.9 percent in the second quarter of 2006 from 44.2 percent of net revenues a year ago mainly due to the reduction in interconnection rates (TU-RL) and the acquisition of equipment that used to be leased, despite the growth in mobile originated calls registered during the same period.

Year-to-date, total costs of services and goods sold rose 6.8 percent (R$139 million) mainly due to other costs (FUST, FUNTEL and Concession renewal). Third party expenses also increased due to higher maintenance cost.

Selling Expenses

Selling expenses were R$227 million in the second quarter of 2006, a decline of 4.1 percent (R$10 million) compared with the equivalent prior year end, largely due to the reduction in allowance for doubtful accounts. As a percentage of net revenues, allowance for doubtful accounts declined from 6.1 percent to 5.2 percent in the second quarter of 2006. Compared with the first quarter of 2006, selling expenses were stable.

In the first six months of 2006, selling expenses fell 2.2 percent (R$10 million). Selling expenses dropped to 11.1 percent of net revenues in the first half of 2006 compared with 12.3 percent in the previous half due to a lower provision for doubtful accounts.

General and Administrative Expenses

General and administrative expenses were R$196 million, decreasing 7.9 percent from the first quarter of 2006 mainly due to less expenses with third party services. In the second quarter of 2005, general and administrative expenses were R$184 million. Year-to-date, general & administrative expenses were R$408 million. In the first half of 2005 general and administrative expenses were R$361 million.

EBITDA, EBIT and Net Income

EBITDA totaled R$1,041 million in the first half of 2006, an increase of 19.7 percent (R$172 million) when compared with the year-ago period. The main contributors for the six months EBITDA growth were the increases in data communication, local, and domestic long distance revenues.

Compared with the second quarter of 2005, EBITDA increased 26.8 percent (R$109 million) to R$513 million. EBITDA margin reached 25.2 percent from 21.8 percent a year-ago.

Operating income (EBIT) was R$226 million in the second quarter of 2006, rising 64.4 percent (R$89 million) from the second quarter of 2005. In the first quarter of 2006, EBIT were 241 million. Year-to-date, operating income was R$467 million, an increase of 40.9 percent (R$136 million) compared with the year-ago period.

Equity investment was negative because the positive equity income from Net was not enough to offset higher goodwill amortization derived from our Net economic interest.

Net income was R$132 million in the second quarter of 2006, increasing 40.6 percent (R$38 million) compared with the same period of last year. In the first half of 2006, net income reached R$260 million, an increase of 89.6 percent over the prior-year period.

Financial Position

	Mar 31, 2006				Jun 30, 2006

Currency Exposure Profile	Amounts in		Average Cost	Maturity	Amounts in		Average Cost	Maturity
	R$ million	%	of Debt		R$ million	%	of Debt

Hedged and reais short term debt	251.5	81.0%	84.65% CDI	up to 1.0 year	250.4	42.9%	84.83% CDI	up to 1.0 year
Unhedged short term debt	58.9	19.0%	US$ + 5.56%	up to 1.0 year	333.3	57.1%	US$ + 5.86%	up to 1.0 year
Total short term debt	310.5	19.0%			583.7	29.8%

Hedged and reais long term debt	360.4	27.2%	80.62% CDI	up to 4.7 years	309.3	22.5%	80.15% CDI	up to 4.7 years
Unhedged long term debt	963.9	72.8%	US$ + 8.38%	up to 7.8 years	1,063.8	77.5%	US$ + 8.58%	up to 7.5 years
Total long term debt	1,324.3	81.0%			1,373.1	70.2%

Hedged and reais total debt	612.0	37.4%	82.27% CDI	up to 4.7 years	559.7	28.6%	82.24% CDI	up to 4.7 years
Unhedged total debt	1,022.8	62.6%	US$ + 8.22%	up to 7.8 years	1,397.1	71.4%	US$ + 7.93%	up to 7.5 years
Total debt	1,634.8	100.0%	US$ + 5.29%	up to 7.8 years	1,956.8	100.0%	US$ + 5.80%	up to 7.5 years

At June 30, the cash position was R$596 million. Embratel ended the quarter with a total outstanding debt of R$1,957 million and net debt of R$1,361 million.

Short-term debt (accrued interest, short-term debt and current maturity long-term debt in the next 12 months) was R$584 million.

Capex

R$ million	1T06%		2T06%		2006	%

Access, Infrastructure and Local Services	137.0	42.4%	112.1	39.1%	249.1	40.8%
Network Infrastructure	51.4	15.9%	29.3	10.2%	80.7	13.2%
Data and Internet Service	75.9	23.5%	93.7	32.7%	169.5	27.8%
Star One	14.1	4.4%	19.2	6.7%	33.3	5.5%
Other investments	44.8	13.9%	32.3	11.3%	77.2	12.7%

Total Capex	323.2	100.0%	286.6	100.0%	609.8	100.0%

Total capital expenditures in the second quarter of 2006 were R$286.6 million.

Recent Events

Net Fone via Embratel connected subscriber base ended the quarter with 49,300 subscribers, being 93% triple-play users.

In May and June 2006, we acquired through Embratel an additional 5.0% interest in Net from Globo Comunicações e Participações S.A. and one of its subsidiaries for R$240.9 million and the rights of Globo Comunicações e Participações S.A. to acquire additional shares of Net in a capital increase of R$65.1 million. As a result of our subscription to additional shares of Net in the capital increase, which concluded on June 19, 2006, our total equity stake in Net increased to 43.0% .

On July 24, 2006, Embrapar announced through a Material Fact that in reference to the Teléfonos de México, S.A. de C.V. (“TELMEX”) request for registration of a tender offer for cancellation of the registration of Embrapar as a public company, the Brazilian Securities and Exchange Commission (“CVM”), determined that the registration of the Tender Offer will be conditioned upon the receipt of a favorable opinion of Agência Nacional de Telecomunicações – ANATEL (“ANATEL”). TELMEX also announced that CVM has given TELMEX the option to convert the Tender Offer into a voluntary tender offer under different procedures (“Voluntary Tender Offer”), which would not be conditioned upon the receipt of a favorable opinion of ANATEL. According to CVM’s decision, the Voluntary Tender Offer would result in the cancellation of the registration of Embrapar as a public company if (1) a certain level of participation by Embrapar shareholders in the Voluntary Tender Offer were reached and (2) a favorable opinion regarding the cancellation of the registration of Embrapar as a public company were rendered by ANATEL, either before or after the conclusion of the Voluntary Tender Offer.

TELMEX reaffirmed its intention to proceed with the registration of the Tender Offer, although it is evaluating the alternative of conducting a Voluntary Tender Offer. In the coming days, Telmex will release a new material fact announcing how it expects to proceed.

Cash Flow

Embratel Participações SA	Quarter ending		Six months ending

Consolidated Statement of Cash Flow - Corporate Law	1Q06	2Q06	1H05	1H06
R$ millions

Cash provided by operating activities
Net income/(loss) - cash flow	127.9	131.5	136.8	259.5
Depreciation/amortization	269.8	282.3	537.9	552.1
Exchange and monetary (gains)/losses	(95.5)	(3.6)	(218.4)	(99.1)
Swap hedge effects	68.4	2.1	103.2	70.4
Minority Interest - cash flow	14.0	12.7	21.9	26.7
Loss/(gain) on permanent asset disposal	11.4	0.2	7.4	11.5
Equity Income/loss	17.1	4.8	-	21.9
Other operating activities	-	-	(12.4)	-
Changes in current and noncurrent assets and liabilities	(200.4)	60.1	(26.3)	(140.3)
Net cash provided by operating activities	212.6	490.0	550.2	702.7

Cash flow from investing activities
Additions to investments/goodwill	-	(335.8)	-	(335.8)
Additions to property, plant and equipment	(323.2)	(286.6)	(595.9)	(609.8)
Net cash used in investing activities	(323.2)	(622.4)	(595.9)	(945.5)

Cash flow from financing activities
Loans obtained and repaid	80.9	336.7	(1,812.1)	417.6
Swap hedge settlement	(9.5)	(7.1)	(103.6)	(16.6)
Dividends and interest on capital paid	(0.0)	(171.8)	(23.3)	(171.8)
Advances for future capital increase	-	-	1,822.8	-
Other financing activities	0.0	0.0	0.4	0.1
Net cash used in financing activities	71.4	157.8	(115.7)	229.2

Increase in cash and cash equivalents	(39.2)	25.5	(161.4)	(13.7)
Cash and cash equivalents at beginning of period	609.9	570.7	832.0	609.9

Cash and cash equivalents at end of period	570.7	596.2	670.6	596.2

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.

CONSOLIDATED STATEMENTS OF INCOME
For the six – month period ended June 30, 2006 and 2005
(In thousands of Brazilian Reais, except for the net income per thousand shares)

	Unaudited

	June 30,

	2006	2005

GROSS OPERATING REVENUE
Telecommunications services	5,491,173	4,847,332
Gross revenue deductions	(1,453,952)	(1,167,332)

Net operating revenue	4,037,221	3,680,000
Cost of services	(2,629,616)	(2,406,856)

Gross profit	1,407,605	1,273,144

OPERATING INCOME (EXPENSE)	(941,510)	(875,720)

Selling expenses	(451,542)	(446,801)
General and administrative expenses	(471,522)	(415,128)
Other operating income (expense), net	13,117	(13,791)
Equity pick-up and goodwill amortization	(5,329)	-

OPERATING INCOME BEFORE FINANCIAL EXPENSE, NET	466,095	397,424
Financial expense, net	(72,427)	(57,687)

OPERATING INCOME	393,668	339,737
Other non-operating income (expense), net	(1,589)	9,589

INCOME BEFORE TAXES AND MINORITY INTEREST	392,079	349,326
Income tax and social contribution	(131,313)	(132,581)
Minority interest	(24,328)	(19,730)

NET INCOME FOR THE PERIOD	236,438	197,015

QUANTITY OF SHARES (IN THOUSANDS)	5,737,806	5,737,806

NET INCOME PER THOUSAND SHARES IN R$	41.21	34.34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2006

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results wi ll actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.